UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934






                                  CIBER, INC./1/
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)



                                    17163B102
                                 (CUSIP Number)



---------
[FN]
F1 /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 6 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Bobby G. Stevenson

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]

            N/A                                                    (b) [ ]

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES

       NUMBER OF           5     SOLE VOTING POWER
        SHARES
      BENEFICIALLY                 6,094,544
        OWNED BY
          EACH             6     SHARED VOTING POWER
       REPORTING
         PERSON                    0
          WITH
                           7     SOLE DISPOSITIVE POWER

                                   6,094,544

                           8     SHARED DISPOSITIVE POWER

                                   0

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,094,544

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            Approximately 28.9%.  See footnote 3 to Item 4.

  12      TYPE OF REPORTING PERSON

            IN



                                Page 2 of 6 Pages

CIBER, INC.
CUSIP NO. 17163B102                                              SCHEDULE 13G
-----------------------------------------------------------------------------



Item 1.

         (a)      Name of Issuer: CIBER, INC.

         (b)      Address of Issuer's Principal Executive Offices:

                  5251 DTC PARKWAY, SUITE 1400
                  ENGLEWOOD, COLORADO 80111

Item 2.

         (a)      Name of Person Filing: BOBBY G. STEVENSON

         (b)      Address of Principal Business Office:

                  5251 DTC PARKWAY, SUITE 1400
                  ENGLEWOOD, COLORADO 80111

         (c)      Citizenship: UNITED STATES

         (d)      Title of Class of Securities: COMMON STOCK, PAR VALUE $0.01
                                                PER SHARE

         (e)      CUSIP Number: 17163B102

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  NOT APPLICABLE.




                                Page 3 of 6 Pages

CIBER, INC.
CUSIP NO. 17163B102                                               SCHEDULE 13G
------------------------------------------------------------------------------


Item 4.  Ownership

         (a)      Amount Beneficially Owned: 6,094,544 SHARES /2/

         (b)      Percent of Class:   28.9% /3/

         (c)      Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote: 6,094,544

                   (ii)   Shared power to vote or to direct the vote:   0

                  (iii) Sole power to dispose or to direct the disposition of: 6,094,544

                   (iv)   Shared power to dispose or to direct the disposition
                          of:   0

Item 5.  Ownership of Five Percent or Less of a Class:

         NOT APPLICABLE.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         NOT APPLICABLE.


----------------------
[FN]
F2 /2/ As of October 7, 1997.  Includes:  (i) 6,034,544 shares held in the Bobby
G. Stevenson Revocable Trust, of which Mr. Stevenson is the settlor, trustee and beneficiary, (ii) 60,000 shares beneficially owned by Mr. Stevenson pursuant to currently exercisable options, or options exercisable within sixty days of October 7, 1997. Does not include 161,500 shares of Common Stock held in the Roger L. Duval, trustee of First Stevenson Charitable Remainder Unitrust, of which shares Mr. Stevenson disclaims beneficial ownership.

F3 /3/ Based on 20,994,957 shares of Common Stock outstanding as of October 7, 1997 and 60,000 shares beneficially owned by Mr. Stevenson pursuant to currently exercisable options, or options exercisable within 60 days of October 7, 1997.



                                Page 4 of 6 Pages

CIBER, INC.
CUSIP NO. 17163B102                                               SCHEDULE 13G
------------------------------------------------------------------------------



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         NOT APPLICABLE.

Item 8.  Identification and Classification of Members of the Group:

         NOT APPLICABLE.

Item 9.  Notice of Dissolution of Group:

         NOT APPLICABLE.

Item 10. Certification:

         NOT APPLICABLE.



                                Page 5 of 6 Pages

CIBER, INC.
CUSIP NO. 17163B102                                              SCHEDULE 13G
-----------------------------------------------------------------------------



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 1997


                                           /S/BOBBY G.  STEVENSON
                                           -----------------------------------
                                           Bobby G. Stevenson



                                Page 6 of 6 Pages